Filed by Spirit Realty Capital, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spirit Realty Capital, Inc.

Commission File No.: 001-36004

Date: October 30, 2023

The following is a transcript from a joint conference call held by Realty Income Corporation and Spirit Realty Capital, Inc. on October 30, 2023 at 8:00 a.m. Eastern Time to discuss Realty Income Corporation’s proposed merger with Spirit Realty Capital, Inc.

Realty Income

Joint Conference Call to Discuss Realty Income’s Acquisition of Spirit Realty Capital

October 30, 2023, 8:00 A.M. Eastern

CORPORATE PARTICIPANTS

Steve Bakke—Vice President, Capital Markets and Investor Relations, Realty Income

Sumit Roy—Chief Executive Officer, Realty Income

Jackson Hsieh—Chief Executive Officer, Spirit Realty Capital

Realty Income

October 30, 2023, 8:00 A.M. Eastern

PRESENTATION

Operator

Good day and welcome to the Realty Income Conference Call. All participants will be in a listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press star then one on a touchtone phone. To withdraw your question, please press star then two. Please note this event is being recorded.

I would now like to turn the conference over to Steve Bakke, Vice President, Capital Markets and Investor Relations. Please go ahead.

Steve Bakke

Good morning. Welcome to the joint conference call to discuss Realty Income’s acquisition of Spirit Realty Capital, which was announced earlier today. Discussing the transaction today will be Sumit Roy, President and Chief Executive Officer at Realty Income, and Jackson Hsieh, President and Chief Executive Officer at Spirit Realty Capital.

During this conference call, we will make certain statements that may be considered forward-looking statements under federal securities law. The company’s actual future results may differ significantly from the matters discussed in any forward-looking statements. We will disclose in greater detail the factors that may cause such differences in the company’s SEC filings.

We will be observing a two question limit during the Q&A portion of the call in order to give everyone the opportunity to participate. If you would like to ask additional questions, you may reenter the queue.

I will now turn the call over to our CEO, Sumit Roy.

Sumit Roy

Thanks, Steve. Good morning, everyone, and thank you for joining our call today. As announced this morning, the Boards of Directors of Realty Income and Spirit Realty Capital have unanimously approved an all-stock acquisition of Spirit by Realty Income, which will further position Realty Income as the leading net lease REIT in the world, with a pro forma enterprise value of approximately $63 billion.

We estimate that the transaction will be over 2.5% accretive to annualized AFFO per share, with the accretion supported by the assumption of approximately $4 billion of debt with a weighted average rate of around 3.5%, or roughly 300 basis points below our ten year secondary bond yields. The accretion for the transaction serves as the foundation for 2024 AFFO per share growth, and represents a compelling basis with an implied cap rate in the mid-7% area. Upon closing, Realty Income would become the fourth largest REIT in the S&P 500 by enterprise value.

We view this transaction as another example of how our unique platform can create shareholder value by capitalizing on our competitive advantages of size and scale to consolidate the fragmented net lease real estate market. Under the terms of the agreement, Spirit shareholders will receive 0.762 shares of Realty Income common stock for every share of Spirit common stock they own. Upon closing of the merger, Realty Income and Spirit shareholders will own approximately 87% and 13% respectively of the combined company.

This $9.3 billion transaction is expected to be leverage neutral to Realty Income and requires no additional capital raise to complete the merger, which we view as particularly important given the current market backdrop. To put it in perspective, the size of this transaction eclipses our total investments volume for all of 2022, which was a record year for investments for Realty Income.

As a testament to the unique scalability of our business in the real estate industry, we estimate annual G&A synergies of approximately $50 million, or approximately $30 million on a cash basis, excluding stock-based compensation. Our ability to absorb over 2,000 properties while achieving material cost savings is a testament to the tireless efforts of our team members, who have been instrumental in building a world-class net lease platform.

We expect to realize these synergies in the first 12 to 18 months post closing. This should result in a cash G&A margin of 2.8% on a combined basis and further improve our EBITDA margin, which currently stands at over 95%. Our recent merger with VEREIT has honed our institutional knowledge to efficiently onboard this portfolio, taking full advantage of the scale of our operating platform and the efficiencies provided by our recent investments in technology and process improvement.

We expect this transaction to be a credit positive, as we expect to enhance our size and scale while maintaining our key credit metrics. We remain committed to our A3/A- credit ratings, together with conservative leverage ratios, and we will continue to target a net debt and preferred equity to EBITDA ratio in the mid-5 times area on a run rate basis.

Realty Income

October 30, 2023, 8:00 A.M. Eastern

Spirit’s portfolio is highly complementary to ours and consists of over 2,000 properties, with significant overlap in our existing key industries and clients. 14 of the combined company’s top 20 clients overlap, allowing Realty Income to reinforce and deepen our relationships with key operating partners. Similar to our portfolio, the Spirit portfolio is comprised primarily of properties leased to retail clients that offer a nondiscretionary low price point or service-oriented product to the consumer.

As we have proven over decades, these traits in a diversified portfolio result in durability of cash flow during periods of economic uncertainty, further supporting the reliability of our monthly dividend, which will not change as a result of this transaction. In addition to its retail portfolio, over 25% of Spirit’s rent is generated from industrial properties, which will result in a modest increase to our industrial concentration from 13% to 15%.

Our portfolio diversification is enhanced through this transaction. Our rent concentration to nine of our current top 10 industries will decrease, as will the concentration to 18 of our current top 20 clients. Of note, Cineworld will no longer be a top 20 client of the combined portfolio and will be replaced by Home Depot. Lifetime Fitness and BJ’s Warehouse are the only two current top 20 clients of Realty Income that will increase in exposure.

Spirit’s top client, Lifetime Fitness, represents 4.2% of their rental revenue and has been a close partner of ours for several years. Our exposure to Lifetime will increase from 1.5% to 1.9% of our total portfolio annualized contractual rent, elevating them from our 12th largest client to our eighth largest. This is an example of how relationships that are already strong will be reinforced and deepened as we become an even more prominent partner to our clients, who we view as amongst the most successful, innovative, and well-respected companies in the world.

The benefit of greater client and industry diversification is that it will extend our runway to grow in our target swim lanes, amplifying our competitive position when we are competing for large-scale transactions. As we have demonstrated over the last year, our scalability as a platform has directly translated to a pipeline of high profile portfolio and sale-leaseback transactions, several of which have been proprietary deals negotiated on a relationship basis.

The enhanced size, scale, and diversification of the combined portfolio further positions Realty Income as the real estate partner of choice for large-scale net lease transactions, particularly given the current interest rate backdrop. To illustrate this dynamic, giving effect to the closing of the transaction, our portfolio will generate approximately $4.5 billion of annualized rental revenue.

For every $1.5 billion of acquisition volume to a single credit or industry, our rent exposure to that credit or industry will increase by approximately 2% compared to around 3% based on our current size. Spirit shareholders will benefit by being part of a larger platform, as that same $1.5 billion acquisition would have resulted in a 13% exposure to that credit or industry, and would have exceeded their revolving credit facility’s size by $300 million.

We are excited to not only curate new relationships through this transaction, but to deepen existing ones. Our familiarity with many of the industries and clients within Spirit’s portfolio provided us with a unique perspective as we underwrote the assets. To supplement our institutional knowledge and experience, we utilized our proprietary predictive analytics tool to layer on another level of review. The rigor of this analysis gives us conviction that the risk-adjusted return potential of this transaction is extremely compelling.

We believe we are the natural buyer of this portfolio given our existing footprint and our proven track record of sourcing, underwriting, and closing on large-scale transactions. In addition, I’m confident that the experience, talent, and dedication of our team members will generate even more value from these assets in the future.

We are humbled to continue to grow into a more prominent company within the public company investable universe. Post merger, we expect to enhance our position among the top 200 companies of the S&P 500. After giving effect to the merger agreement’s fixed exchange ratio and the three month average daily trading volume of Realty Income and Spirit, we estimate that the combined company stock could trade over $300 million of value on a daily basis, enhancing our position as one of the most actively traded REITs in the S&P 500.

Our highly liquid share currency and increasing representation in key benchmark equity indices is expected to create natural demand for the stock through index rebalancing, as almost 50% of our shares are currently owned by passive investors. Additionally, more trading volume will only add to our capital markets flexibility, allowing us to further grow our unparalleled capacity to access the capital markets in a highly efficient manner, another competitive advantage amplified through this merger.

Our track record of accretive and well-timed acquisitions is reinforced by this transaction, which is the fourth large scale real estate acquisition we have completed over the past 12 months, and is our third M&A transaction since 2013. We hope to continue demonstrating to the investment community that our growth levers are deep, differentiated from any other real estate sector, and distinctive within the net lease sector.

Realty Income

October 30, 2023, 8:00 A.M. Eastern

Before handing it over to Jackson, my team and I would like to extend our appreciation for the professionalism, responsiveness, and collaboration he and the Spirit Realty team have exemplified throughout the underwriting and diligence period. Together, we are confident that our collective shareholder base will realize immediate value from this transaction from both an earnings accretion perspective as well as a strategic one. Jackson?

Jackson Hsieh

Thank you, Sumit. As many of you know, upon my appointment as CEO in 2017, Spirit required an immediate corporate transformation to create the company you see today. Owing to the relentless efforts of our associates and the leadership team, along with the support from our Board of Directors, we’ve achieved commendable milestones.

Our team members met every challenge and completely overhauled Spirit’s processes, developing proprietary technology tools and systems that we believe will benefit the combined platform going forward. Our asset management centric approach allowed us to rapidly sell and spin off over $4 billion of non-core real estate and replace them with high quality tenants and well located properties situated in diverse and durable industries. Finally, our BBB rated balance sheet, with over $4 billion in below market fixed rate debt with well laddered maturities, provides tremendous value in the current high rate environment.

Our merger with Realty Income is the culmination of all these efforts. With the Realty merger, Spirit’s investors, including common and preferred stockholders and unsecured bondholders, will immediately benefit from the improved cost and access to capital, along with Realty’s A-rated balance sheet and impressive track record of dividend and earnings growth.

I am confident that in the current macroenvironment being part of a larger and more diversified company with greater and more attractive access to capital will reduce risk and deliver growing cash flows to shareholders. With that, I’ll turn it back to Sumit.

Sumit Roy

Thank you, Jackson. We are grateful for the support of all our stakeholders, and are invigorated by the opportunity afforded to us through this transaction.

In conclusion, I would like to recap five key takeaways to summarize the benefits realized from this transaction. First, this is an AFFO per share accretive transaction, as we expect over 2.5% accretion, with room for upside given our conservative underwriting. Second, Spirit’s portfolio is highly complementary to ours, which augments diversification of industry and client exposure. Third, utilizing Spirit’s portable capital stack with below market debt enhances our implied investment spread on the transaction. Fourth, no new capital will be required to finance the transaction, a positive in today’s capital markets environment. And finally, the transaction is leverage neutral, preserving our A3/A- credit rating and maintaining each of our key leverage ratios.

Thank you for your interest in today’s exciting announcement, and we will now open it up for questions. Operator?

QUESTION AND ANSWER

Operator

We will now begin the question and answer session. To ask a question, you may press star then one on your touchtone phone. If you are using a speakerphone, please pick up your handset before pressing the keys. If at any time your question has been addressed and you would like to withdraw your question, please press star then two.

In the interest of time, please limit yourself to two questions. If you have additional questions, please rejoin the queue. At this time, we will pause just momentarily to assemble our roster.

The first question today comes from Michael Goldsmith from UBS. Please go ahead.

Michael Goldsmith

Good morning. Thanks a lot for taking my question, and congratulations to everyone involved. Sumit, the first question is just on the size and scale that Realty Income is becoming. You’re already the largest player. You’re moving up the rankings in terms of size of REIT. So, can you just talk a little bit about how important scale is to you at this point? You also did the VEREIT integration not that long ago, and so you have recent experience on how adding size and scale can impact your platform. So, maybe re-outline what you learned from VEREIT and how that’s going to benefit you going forward. Thank you.

Realty Income

October 30, 2023, 8:00 A.M. Eastern

Sumit Roy

Thank you, Michael, very good questions. If we step back and look at what Realty Income has done over the last 12 months, I think you will find that we’ve done close to billion-dollar transactions—four billion dollar transactions. And what that is an indication of is how the sale-leaseback market globally is becoming more mature and growing, and companies large in size are not thinking of sale-leaseback as a potential source of raising capital. And I think some of the transactions that we’ve talked about, that we’ve shown to the market over the last four quarters, is a testament to that comment.

So, size and scale continues to be incredibly important to be a true solution provider to these large companies. And one of the examples that we have put out in the investment deck that I think you should be able to find on our website, if we do $1.5 billion sale-leaseback, in our current state that would result in call it around 3% of rental concentration. Post this transaction, it will result in only 2%. That’s a 33% diversification benefit that this particular transaction continues to afford us.

And I believe that the size of transactions, the solutions required by the market, will only continue to increase. And therefore, we keep talking about the benefits of size and scale. I believe that the benefits of size and scale will continue to enhance over the next few years as sale and lease back becomes more and more mature as a product.

In terms of the integration experience that you referenced, Michael, it is true we’ve just come off--I think it’s been about a year now, a year and a half since we closed on the transaction on VEREIT. VEREIT was obviously a much more complicated transaction because there was a spin that was involved as a precondition to closing. There was integration of systems. There was integration of people.

This one is going to be a much simpler transaction of 2,064 assets. And even in terms of system integration, we are going to take a slightly different route, which will make this process a lot faster, a lot more efficient, and one that we’ve obviously got a lot of experience on that we can lean on to make more efficient. And that’s the reason why we believe, assuming everything goes according to plan, that this transaction will close in the first quarter of next year.

Michael Goldsmith

And as my follow-up, this one’s for both Sumit and Jackson. But why does this transaction makes sense now? And how much does this current interest rate environment and how interest—cost of capital and where cap rates are, how much of that was a catalyst for this deal to get done now? Thanks.

Sumit Roy

So, Jackson, I’ll take it first and then I’ll hand it off to you to share your perspective. Michael, the situation that we find ourselves in in terms of the capital markets certainly has a role, but that is not the catalyst for doing this particular transaction. Once you see the proxy getting filed, you’ll know that these discussions have been ongoing for a while, well ahead of this environment that we find ourselves in.

But the fact that we do find ourselves in this environment, with very high interest rates and access to capital certainly being an issue for some of the companies out there, and cap rates adjusting and the time it takes for cap rates to adjust, the benefits of this particular transaction, I believe, is even more enhanced.

The fact that we can generate north of 2.5% accretion without having to rely on the capital markets to finance this transaction, while resulting in a leverage neutral transaction and being able to assume a balance sheet from Spirit that is well below market in terms of cost, it’s at 3.5%, almost five years of tenor, those are all benefits that I believe is even further enhanced in this environment.

But just to be very clear, it wasn’t this particular situation that dictated this transaction. We’ve been in conversations well in advance of what we find ourselves in over the last call it 12 months. Jackson?

Jackson Hsieh

Yeah. Thanks, Sumit. And Michael, good question. I’ll answer it in a different way for us. And I would agree with a lot of Sumit’s comments on this was not a knee-jerk decision on our part. But going back to when I got promoted to CEO back in early May of 2017, our board leadership team, as I said earlier in my prepared comments, and associates, they have literally relentlessly met each challenge, and there were many, which has resulted in this quality company that you see today.

And I would tell you that today our company is operating at the best level since I joined the company. And also, when you look at total shareholder return from when I started to Friday’s close, we’ve got a TSR of over 50%. So, when you look at it, you’d say, oh, that’s interesting. As you know, earlier this year, we designed a business plan that was not reliant on raising new equity or debt capital, which allowed us to showcase the strength and diversity of our real estate and tenant base. And we’ve continued to outperform our 1% unidentified rent reserve throughout the year.

Realty Income

October 30, 2023, 8:00 A.M. Eastern

Now, in spite of all these accomplishments, Spirit has consistently traded at a discount to the net lease peer group. And when you sort of looked at this recent stock market performance, given this increase in long-term interest rates, it’s actually interesting that the actual spread between Spirit and Realty Income’s equity multiple has narrowed.

So, in that case you could say, well, it’s made the current environment an ideal time to negotiate a stock for stock transaction, but that wasn’t the real reason. There was other reasons. As Sumit said, we started this conversation earlier. Also, and it’s been said many times, Spirit’s assumable $4 billion of below market fixed rate debt enables a buyer like Realty Income to generate future meaningful AFFO accretion, which would otherwise not be achievable if they were required to issue new debt today on a long-term basis.

And finally, I believe, this is personal opinion, and we believe as the board, that a transaction today with Realty Income could result as a catalyst for them to actually improve their equity multiple rating, which our shareholders will also benefit in. So, that’s the background of our conversation and decision-making.

Operator

The next question comes from Haendel St. Juste with Mizuho. Please go ahead.

Haendel St. Juste

Hey, guys. Good morning. I guess a very early good morning to you, Sumit. Can you add a little bit of color on if there is any provisions to this deal that you can make us aware of, perhaps of co-shop breakup fee or collar? Thanks.

Sumit Roy

Sure. So, Haendel, I believe our merger agreement is going to be filed later today, and you’ll obviously find all the details. There is a non-solicitation window shop provision that is part of this deal, where people interested could come in within the first 30 days, and the window shop provision is for a 45 day period. And then, post 45 days, it basically is reliant on a shareholder vote, obviously our proxy being filed, which should take about four to six weeks from today, and then a shareholder vote. And then, post that, there’s the closing.

In terms of breakup fees, etc., the way it’s been structured is that, if it’s within the window provision, it’s 1.75%, which is roughly $93 million. If that happens post that period, it is 3.25%, which is roughly $170 million, maybe $190 million. I don’t quite remember the number directly, but it’s in that zip code. And those are the details around the non-solicitation window shop.

Haendel St. Juste

That’s helpful. Thanks. And one more maybe a bit more on the accretion here. I’m wondering if there’s any other potential levers you could pull beyond the 2.5% accretion you’ve identified. I know you don’t need to sell assets here, but are there other assets perhaps that you also may consider selling, anything in the acquired portfolio that you might be predisposed to selling, like perhaps the office assets that you acquired VEREIT? Thank you.

Sumit Roy

Yeah. So, the good news here, Haendel, is that the number of office assets are very, very few in this particular portfolio, and a lot of them have very long-term leases. If you recall from the VEREIT portfolio as well, we ended up having to keep six office portfolios because it was part of a CMBS.

It is also stated that office is not a long-term strategic hold for us, so we will continue to look to dispose of those office assets if and when the market presents itself. We don’t feel a compulsion, given how small a portion of our overall portfolio it’s going to represent. But, yes, longer term, it is certainly not core to us.

In terms of the accretion number, I just want to be very clear that we’ve obviously gone through all 2,064 assets and have done a bottoms up analysis, used our analytic tools, used our team to underwrite all of the leases. And we’ve been conservative, and I think appropriately so, given the backdrop that we find ourselves in.

And that is the reason why we have been very careful about stating that the accretion is at the--it’s 2.5%, but with the expectation that it’ll be more than that given how conservatively we’ve underwritten this particular portfolio. And the conservatism comes in terms of reserves that we’ve taken and to represent basically the current market environment that we find ourselves in.

In terms of actual recycling of assets, I don’t believe that we will need to go above and beyond our normal recycling, which we’ve been doing every quarter, and it is a natural part of our asset management operations. So, yeah, that’s how I would answer that question, Haendel.

Operator

The next question comes from Brad Heffern with RBC Capital Markets. Please go ahead.

Realty Income

October 30, 2023, 8:00 A.M. Eastern

Brad Heffern

Hey, good morning everyone. I can already hear investors saying that this deal just makes it harder for O to grow going forward. Obviously, Sumit, you already said that the larger you get, the more opportunities that you see. But could you say what you would say to people that are incrementally more concerned about the ability for O to grow in the future post this deal?

Sumit Roy

Yeah, Brad. There’s very little I can do about that particular comment outside of continuing to prove every quarter that, look, there is a path for us to grow, and there’s a path for us to do it in a way that I don’t believe anybody else in our peer group can. And it’s--again, goes back to some of the remarks I made in answering a previous question, that sale-leaseback as a product is certainly maturing.

And you don’t have to take my word for it. You could just take a look at some of the very large transactions that we’ve recently announced, from the $1.5 billion EG sale-leaseback that we closed on, the $900 million CIM portfolio, the close to $950 million Bellagio transaction that we talked about. There are some others that we are looking forward to discussing. We did a $1.7 billion sale-leaseback that we closed on the Encore transaction fourth quarter of last year. These are massive transactions, and they require massive capital.

And what a lot of folks will find themselves in, taking on a particular transaction of this size, is running into concentration issues, which is the primary reason why we’ve given examples of how this is a nonissue for a company our size. And the bigger we become, the bigger a solution we can be for this ever-expanding need for capital. And especially at situations like this, like the one that we find ourselves in, where capital costs have increased, debt costs have increased, equity costs have increased, where the sale-leaseback product could be viewed much more favorably.

Now, it is also true that our cost of capital is not what it was, but we’ve also seen in the past how cap rates do adjust. And we are already starting to see elements of that, not white scale, but elements of that percolate through the market, where we have transactions coming back to us because we were not willing to transact at given cap rates.

So, I think it’s the culmination of all of these factors that I believe being our size and scale will allow us to differentiate ourselves and continue to take advantage of our size. We have never viewed it, and we don’t view it, I know it’s a sentiment that is not widely shared across the board, but we don’t view our size and scale is an impediment. In fact, we think of it as a massive advantage.

It’s one of the main reasons why we were able to go into the international markets. In 2019, we had zero investments. Fast forward to today, we have $8.5 billion of investments in the international market. I mean, all of that I think is a testament to size and scale. The fact that we were able to announce this transaction in this market condition, again, is all about size and scale and the balance sheet that comes with it.

So, we will win them over, Brad. Every quarter, one quarter at a time, is how I think we are going to have to win this argument.

Brad Heffern

Okay. Thank you for the detailed answer on that, Sumit. Does this deal give you any capabilities that you didn’t have or you were undersized in before? Obviously, when you did the VEREIT deal, you talked about gaining a team that had more experience in the higher yield strategy. That would overlap with Spirit’s capabilities, but just wondering if there’s anything like that that comes along with this deal.

Sumit Roy

I’m sure there will be, Brad. We haven’t had a chance to actually look at some of the tools that Jackson has referenced and talked about with us. That will be the next phase of this project, is to actually meet with a wide swath of folks from Jackson’s team, evaluate some of the tools that they have created and that they’re very proud of, as they should be given the results that they’ve posted, and see if these tools are complementary to what we’ve already created. And along with the tools, also hopefully consider some of the personnel to see if they could help us absorb some of these tools going forward.

But it is too early to tell right now as to whether there will be applications or software that we are going to absorb as part of this process. But that journey begins today.

Operator

The next question comes from Eric Wolfe with Citi. Please go ahead.

Eric Wolfe

Hey, thanks. You mentioned that the interest on SRC’s debt was derivatives below your bond yields, which would imply $120 million of extra interest expense at today’s rates. Just curious how you thought about this in terms of the long-term accretion on the deal, and whether the deal is still accretive on an AFFO basis, since I assume the debt probably needs to be taken to market. Thanks.

Realty Income

October 30, 2023, 8:00 A.M. Eastern

Sumit Roy

Yeah. So, obviously this is well below where our bonds are trading today. Our bonds are in the mid-sixes, maybe even the high sixes for an A3/A- rated credit. The average on this one is right around the 3.5%, and it’s got five-year tenor.

For us, the mark-to-market on this debt is absolutely true value. And though it doesn’t filter through AFFO, we have largely focused on AFFO because it’s a cash business. And that’s not to discount the value that this brings, but obviously it’s an element of the capital stack that does not need to be addressed, assuming that we’ll be able to assume all of this debt stack.

And if your question, Eric, is what happens four, five years from now when the debt starts to mature, that’s an issue that all of us are facing today. It’s not unique to us. It’s not unique to Spirit. It’s going to be an issue that all companies that have debt that they’ve raised over the last five, 10 years, when it comes due, it’s going to have the then current interest rate environment dictating whether there’s value there or dilution there.

So, for us, for the next four, five years, this is very good capital at well below market rates. And obviously, it helps with immediate accretion to our earnings. And the pathway to that value creation is obviously over the next few years. But there’s no doubt that the synergies on the G&A side is much more of a permanent value creation opportunity for the business.

Eric Wolfe

That’s helpful. And then you mentioned that you were conservative in terms of thinking about the reserves. So, just wondering if you could share your underwriting on the credit loss for SRC, and if there are any sort of exposures that you’d like to sell more quickly. And if so, is that factored into the accretion now?

Sumit Roy

All of those things have factored into our underwriting, Eric. There’s a reason why we keep saying at least 2.5% accretion. But it is also very true what Jackson shared, which was that they keep a 1% reserve. And through the first two quarters, they haven’t had to lean on any reserves.

But obviously, our underwriting is more conservative. If you think about it and you look at what the public numbers are and you do your own math, you’ll come to that conclusion very quickly, and you’ll be able to back into the reserves that we’ve taken. And it’s not reserve as in an accounting reserve. It’s just credit that we are keeping a close eye on, which will then lead to that next comment that you made about asset recycling.

If there’s a market and we can get ahead of it, there are certain assets that we will try to reposition. But there isn’t any gun to our head, so to speak, which will push us into that asset recycling methodology. So, we think we have the time. We believe we are underwriting it conservatively. And as we get more and more comfortable with the assets, some of the newer clients, that’s going to dictate what the schedule is going to be in terms of asset recycling going forward.

Operator

The next question comes from Wes Golladay with Baird. Please go ahead.

Wes Golladay

Hey, good morning, everyone. Thanks for taking the question. I just want to go back maybe to Haendel’s question about doing something bigger. Is there anything you can do, maybe like create a fund out of this, maybe do--obviously, you’ve got a bigger industrial portfolio. Having that, does that do anything for you? Just trying to see how one plus one can be even more.

Sumit Roy

I guess $9.5 billion is not big, huh, Wes? Look, all of those opportunities that you just highlighted, Wes, it’s certainly on the table. Do we have to rely only on the public markets for equity going forward? Whether or not we did this transaction, that is a question that we often ask ourselves.

And the answers are, no, we don’t have to only rely on the public markets for equity, and there are other capital sources. There are some blue-chip names in our space who have perfected being able to have access to these alternative capital sources. And so, this is a natural progression that you will see Realty Income making in terms of diversifying its capital sources, including private sources of capital, to help further enhance the platform that we have, actually monetize the platform that we have.

So, I think that’s a legitimate question. It’s one that we are asking ourselves every day. And it is one--I don’t have an answer for you today, but it is one that is being contemplated internally.

Realty Income

October 30, 2023, 8:00 A.M. Eastern

Wes Golladay

Got it. And then maybe I want to get your view on something. We always talk with investors about mark-to-market on debt and how valuable that is to a company. And obviously, there’s G&A savings here as well. But I guess if you were to rank those two, which would be more important in this deal, the mark-to-market or the G&A savings?

Sumit Roy

Well, Wes, keep in mind obviously the G&A savings is permanent, right? Once we’ve taken that cost out of the system and we are able to operate these assets without that cost, that is a permanent value creation opportunity. So, clearly, if you had to rank in terms of what has more longitude in terms of term, it’s synergy that is cost-based.

The mark-to-market on the debt does become an impact in FFO calculations. Keep in mind we are looking at AFFO accretion. And so, yes, there is no doubt that this is below market debt, but it does not filter through to our AFFO accretion numbers. Where it does show up is what is the interest expense, cash interest expense that we are going to be incurring on this particular debt while absorbing 2,000 assets, and that’s the only value.

And I think I mentioned this already, but I’ll say it again, Wes. Obviously, there’s a duration to this debt piece, and it’s not all immediate. The weighted average term I believe is 4.7 years, so almost five years. And so, this debt has the opportunity to create value over the duration of the term for these different instruments. And when it comes time to refinance this debt, this could either be accretive or dilutive.

The good news is none of Spirit’s debt comes due until 2025. There’s no debt coming due next year. So, for at least the next 12 months, what we are talking to the market about is absolutely realizable at 100% level.

Operator

The next question comes from Linda Tsai with Jefferies. Please go ahead.

Linda Tsai

Hi. Maybe just going back to your response to Brad’s question, would you consider stock for stock acquisitions and sale-leasebacks as differentiated ways O plans to grow in this capital constrained environment?

Sumit Roy

Yes, Linda, I would. But at the end of the day, if you’re looking at a sale-leaseback and offering your currency, it still has a cost, and it’s close to 8% today. So, ultimately in situations like that, the cap rates need to make sense, because we don’t have the benefit that we did on this particular M&A transaction of having some of the financing coming from the assumed debt.

So, in terms of whether we actually buy assets for cash or for stock, we are indifferent. In fact, we’d prefer to give our cash as OP units in this environment, because there is a cost to raising capital in a market that is very volatile. And obviously, any time you’re in the market raising capital, you’re putting even more pressure on your stock. So, just from that perspective, if I had a choice and if the cap rates made sense, I would prefer to offer our shares as OP units versus trying to buy things in cash, and do it--and raise the capital the way we’ve traditionally raised the capital.

But having said that, I hope you picked up on the fact, Linda, that we think that, look, we are a very liquid name. But our internal analysis suggests that we will become even more liquid and potentially trade $300 million of stock on a daily basis post closing. And I think that will allow us to continue to take advantage of the way that we’ve raised capital in the past, and in an even more efficient manner. So, I think all of those factors remain true.

Linda Tsai

And then could you compare Realty’s underwriting process with that of Spirit’s? I know these are points of strength for both companies, but just wondering if there’s anything that Spirit does differently that you might incorporate in your process.

Sumit Roy

It’s too early to tell, Linda, as to whether there are things that Spirit does that we might want to incorporate. Having said that, we are very open, and I did say that it’s starting today in terms of actually being able to reach out to the broader team. Jackson’s been very kind in terms of helping put together a schedule for Wednesday. All of our respective teams will coordinate with their respective teams, and we are looking for the best solution out there. And if Spirit Realty has those solutions that we conclude is better than what we currently have, we’ll be happy to absorb those as part of the process.

Realty Income

October 30, 2023, 8:00 A.M. Eastern

But, look, and I’m sure Jackson will say the same thing, we are very comfortable, very confident in the portfolio that Jackson’s team has put together. And the underwriting that we did on that portfolio is precisely the one that we would have done had this just been a portfolio sale in the open market. So, we obviously have a very high level of confidence in our ability to underwrite, which is why we are confident in some of the numbers that we are sharing with you. But in terms of what happens over the next few months, we are open.

Operator

The next question comes from Ki Bin Kim with Truist. Please go ahead.

Ki Bin Kim

Thanks. Good morning. Just going back to the accretion math, you’re getting $30 million from the cash G&A savings, but what are the other buckets to get to that 2.5% accretion? And also, are you incorporating any enhanced credit spreads for the combined company? Just given the larger heft of the balance sheet, does that benefit into the accretion math?

Sumit Roy

Well, the accretion comes from obviously the multiple differential, the premium that we are paying on their spot rate, the debt that we are assuming to buy a $9.3 billion transaction, and like you said, the $30 million in cash synergies. When you run that math, you’ll find that the numbers will give you a particular accretion number that potentially is about the 2.5% that we’ve shared.

And that’s going to be the delta that we’ve said in terms of our conservative underwriting, where we said, look, we know we are going to get to 2.5%, but there’s a distinct possibility that we get to more than that. But the drivers are the ones that I just said, cash synergies, differential in AFFO multiple, the below-market debt that’s going to be part of the capital stack that helps—that we’ll assume, which obviously has value. And you run that math, those of the elements that dictate the accretion numbers.

Ki Bin Kim

And Sumit, do you ultimately see Realty Income becoming a bigger lender as a capital solution for your clients?

Sumit Roy

Yeah, that’s a great question, Ki. I know we talked about the credit investments in the previous transaction that we had announced. Look, we are not going to be a lending shop. I just want to be super clear about that.

Are there opportunities for us to episodically provide our balance sheet for clients where it makes sense, but with the clear path to owning the real estate? If all of those elements play out, it works for us, it works for the client, yes, we may choose to lend our balance sheet. But credit investments as a dedicated vertical where we are looking to just lend is not something that Realty Income will do.

But as part of a sale-leaseback, as part of being a total solution provider to our clients, if it makes sense, we will pursue those opportunities. But it is going to be very selective, and it’s going to be for clients that we believe it makes sense.

Operator

The next question comes from Ronald Kamdem with Morgan Stanley. Please go ahead.

Ronald Kamdem

Hey, just two quick ones. I guess one and a follow-up. So, one is just on just trying to get the sense of--sort of back to the why now. As you’re thinking about sort of Spirit’s cost of capital and thinking about growth in 2024, just wondering if there was a tipping point feeling where Spirit gets to a point where they don’t think they have the cost of capital to grow that really pushed this forward, or you mentioned you’ve been talking for a while. But kind of wonder if those conversations really accelerated in the past two, three, four months, given the cost of capital that’s gone out in a lot of the triple net space.

Sumit Roy

Good question, Ron. Look, I don’t know what is that precise point in time and precise conversation that tips things over. But I’ll tell you, in this environment, to be able to go out to the market and say we are going to get at least 2.5% accretion and, oh, by the way, I don’t need to raise a dollar of capital in these capital markets in order to effectuate that, in 2024 I think that has true value.

And so, the fact that it all came together, I would say it’s partly coincidental. But I believe that the value of that 2.5% accretion without relying on the public market has tremendous value, more so that it would have had perhaps early part of last year, for instance. And so, we are grateful. We are very grateful that all of this came together and Jackson and his board and his team came to the conclusion that being part of Realty Income would be a win-win situation for both parties.

We agreed with that. Our board agreed with that. And being able to generate this kind of earnings, I think it’s a--and one-stop shop in one particular transaction has tremendous value. And we are very grateful that we were able to get there.

Realty Income

October 30, 2023, 8:00 A.M. Eastern

Ronald Kamdem

Great. And then just my follow-up, just on tenant health, and you talked about the more conservative underwriting. If we take a step back, obviously this earnings season we’re hearing things are slowing, demand’s slowing and so forth, are we supposed to read into this that you guys are still feeling—well, you’re not seeing any sort of tenant health deterioration? You’re actually still feeling pretty good about the tenants, or is this more of a let’s underwrite conservatively, wait and see? Just trying to get your pulse on, again, the tenant health and the confidence to do this deal in this environment.

Sumit Roy

Yeah. Look, obviously the backdrop and how long we all expect this particular backdrop to play out plays into the conservatism that we’ve adopted to underwrite this particular portfolio. There’s no doubt about that. Do we actually expect our conservatism to play out 100%? Absolutely not.

We’ve had a lot of experience for 53 years now underwriting different credits, going through different cycles. So, we feel pretty confident, Ron, that this particular portfolio has tremendous potential, and to be able to do it in this particular environment has tremendous value.

But it’s no doubt the longer this higher interest rate environment persists, inflation persists, more tightening potentially persists, that backdrop is going to sort of result in more credit losses. There’s no doubt about that. But I think we have very conservatively underwritten those scenarios, and we believe that there’s more upside than downside in this particular portfolio.

Operator

The next question comes from RJ Milligan with Raymond James. Please go ahead.

RJ Milligan

Hey, good morning, guys. Thanks. My first question is a follow-up on the last one, which is just more broadly, a couple years ago Realty Income’s investment grade exposure was north of 50%. It’s now at 40%. Spirit’s about 20%. So, that overall number continues to move lower. And I’m just curious, given the challenging macro environment, how do you get comfortable going further out the risk curve? And more specifically, are there any credit issues that are bubbling up that we should expect this quarter from either company?

Sumit Roy

Yeah, that’s a great question, RJ. And I think this question keeps coming up because it has trended down. I think our high point might have been 45% of investment grade, and now we are down to 40%. And post this transaction, we’ll be down to 37%.

But what we’ve always--and I think we’ve been very true to this statement, is we don’t pursue and target investment grade. There’s product out there that’s investment grade that we don’t believe, on a risk-adjusted basis, warrant the cap rates that they are trading at. And so, for us, the fact that we go after credits that we underwrite on a P&L basis, balance sheet basis, the industry basis, whether they’re going to face tailwinds, headwinds, and the fact that they are--and there’s a cap rate associated with those particular transactions. And if we come to the conclusion that we are getting appropriately compensated for the inherent risk, then we look to see do they have an investment grade rating or not.

I’ll also point out that there are several names in our client registry that don’t have a rating, that are not part of the 40% that we currently have. Sainsbury’s, if you look at their balance sheet, it has an implied balance sheet of--credit rating in the investment grade. Treasury Wine Estates I would put in the same bucket. Hobby Lobby I would put in the same bucket. Wawa I would put in the same bucket, CarMax. All of these are names that don’t have credit ratings. We have Aldi’s. We have Lidl’s, Trader Joe’s.

It represents about 5.3% of our overall credit which don’t have an investment grade rating. But I think if you did the math and you looked at the actual credit metrics, they would have an implied credit rating of investment grade. But we don’t go around saying, oh, it’s not really 40%, it’s 46% if you include all of these other names. We go around with what is actual rating from one of the three rating agencies that dictates what our profile is.

And for us, one of--the biggest advantage with Spirit’s portfolio is the visibility we have to their store level. It’s 51% of the portfolio has P&Ls at the store level. I believe it’s 96% at the corporate and store level combined. And that gives you a lot of insight into the operations of the business. And then, of course we overlay the macro elements to see whether these are industries we want to be exposed to.

So, it is important, RJ, and I know it’s difficult from your perspective to look at--in our case it’s almost 1,100 clients exposed to 80 different industries. It’s difficult for you to get a feel for what is the credit risk inherent in our portfolio. But I’ll say just always go back to what is the bad debt expense that is actually being realized. And over the last many years, our bad debt expense has been 25 basis points, 26 basis points. And more recently, it has been much less than that. So, that’s my two cents.

Realty Income

October 30, 2023, 8:00 A.M. Eastern

RJ Milligan

No, I appreciate the color. And just as a follow-up, the 2.5% accretion from SRC, I think what you guys have already announced so far this year is over 1% expected AFFO per share growth next year, so is it reasonable to assume--and I know without providing guidance. But if you take the 2.5%, you take the over 1%, assuming that there’s some more activity in the third and fourth quarter, that you’re essentially over 4% for next year without needing to come back to the capital markets?

Sumit Roy

RJ, I’m not going to start talking about next year. I promise you that come, when is it, February, we will give you guidance.

But those are the building blocks that you need to look at and see what is the accretion we are going to get from Spirit, what is the annualization accretion from all of the activities on the acquisition front from 2023 that we’ll--obviously we’ll benefit in 2024, and overlay what is the existing market dynamics and how much more can we do, that’s was going to create the profile for what our 2024 earnings guidance is going to look like. But I can tell you, sitting where we are today and assuming that this transaction closes early part of next year, we are very happy.

Operator

The next question comes from Eric Wolfe with Citi. Please go ahead.

Eric Wolfe

Hey, thanks so much for taking the follow-up. I guess do you have an estimate for how much of the $4.1 billion of debt, I guess $4.2 billion including the preferred, is assumable? And then just any estimate for one-time costs associated with the transaction, including debt break costs, change of control, etc.?

Sumit Roy

Sure. So, all of that $4.2 billion is assumable. There will be very minimal, very minimal cost associated with assuming the unsecured bonds as well as the term loan. There is a $4 million CMBS that is also assumable, which we hope to assume as well. But that’s not a major issue. And then the pref is also assumable. But the cost associated with this is in the single-digit basis points if you want to run the math.

Eric Wolfe

Okay. And then for the $50 million of G&A synergies, $30 million is in stock-based comp. I assume that means that we can sort of model $20 million per year of sort of stock-based comp to get there. Correct me if I’m wrong. And then the second part is just you’re using the $30 million to come up with the accretion math, I think, based on the presentation.

Sumit Roy

That is correct. We are just using the $30 million because the stock-based comp doesn’t run through AFFO. It’s non-cash.

Operator

As a reminder, if you have a question, please press star then one to be joined into the question queue.

There are no further questions at this time, and this concludes our question and answer session. I would like to turn the conference back over to Sumit Roy for any closing remarks.

CONCLUSION

Sumit Roy

Thank you, everyone. Thank you, Jackson. We look forward to discussing our third quarter results with you next week and seeing you at the upcoming industry conferences. Thank you. Bye-bye.

Operator

The conference has now concluded. Thank you for attending today’s presentation. You may now disconnect.

Realty Income

October 30, 2023, 8:00 A.M. Eastern

Forward Looking Statements

This communication may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and other federal securities laws. These forward-looking statements can be identified by the use of words and phrases such as “preliminary,” “expect,” “plan,” “will,” “estimate,” “project,” “intend,” “believe,” “guidance,” “approximately,” “anticipate,” “may,” “should,” “seek,” or the negative of these words and phrases or similar words or phrases that are predictions of or indicate future events or trends and that do not relate to historical matters but are meant to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions of management. These forward-looking statements are subject to known and unknown risks and uncertainties that you should not rely on as predictions of future events. Forward-looking statements depend on assumptions, data and/or methods which may be incorrect or imprecise, and Spirit Realty Capital, Inc. (“Spirit”) may not be able to realize them. Spirit does not guarantee that the events described will happen as described (or that they will happen at all). The following risks and uncertainties, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: risks that the transaction disrupts current plans and operations; the outcome of any legal proceedings related to the transaction; the ability of the Spirit and Realty Income Corporation (“Realty Income”) to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Spirit to operate its businesses and attract, retain and hire key personnel and to maintain favorable business, tenant, employee and third-party relationships; industry and economic conditions; volatility and uncertainty in the financial markets, including potential fluctuations in the Consumer Price Index; Spirit’s success in implementing its business strategy and its ability to identify, underwrite, finance, consummate, integrate and manage diversified acquisitions or investments; the financial performance of Spirit’s retail tenants and the demand for retail space; Spirit’s ability to diversify its tenant base; the nature and extent of future competition; increases in Spirit’s costs of borrowing as a result of changes in interest rates and other factors; Spirit’s ability to access debt and equity capital markets; Spirit’s ability to pay down, refinance, restructure and/or extend its indebtedness as it becomes due; Spirit’s ability and willingness to renew its leases upon expiration and to reposition its properties on the same or better terms upon expiration in the event such properties are not renewed by tenants or Spirit exercises its rights to replace existing tenants upon default; the impact of any financial, accounting, legal or regulatory issues or litigation that may affect Spirit or its major tenants; Spirit’s ability to manage its expanded operations; Spirit’s ability and willingness to maintain its qualification as a REIT under the Internal Revenue Code of 1986, as amended; the impact on Spirit’s business and those of its tenants from epidemics, pandemics or other outbreaks of illness, disease or virus; and other risks inherent in the real estate business, including tenant defaults, potential liability relating to environmental matters, illiquidity of real estate investments and potential damages from natural disasters. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Spirit’s and Realty Income’s respective periodic reports and other filings with the SEC, including the risk factors identified in Spirit’s and Realty Income’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. The forward-looking statements included in this communication are made only as of the date hereof. Neither Spirit nor Realty Income undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Realty Income will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Spirit that also constitutes a prospectus of Realty Income. Each of Spirit and Realty Income may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Spirit or Realty Income may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Spirit. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about Spirit, Realty Income and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Spirit will be available free of charge on Spirit’s website at investors.spiritrealty.com or by contacting Spirit’s Investor Relations department by mail at Investor Relations, 2727 North Harwood Street, Suite 300, Dallas, TX. Copies of the documents filed with the SEC by Realty Income will be available free of charge on Realty Income’s website at www.realtyincome.com/investors or by contacting Realty Income’s Investor Relations department at 858-284-5000.

Participants in the Solicitation

Realty Income, Spirit and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Realty Income, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Realty Income’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on March 31, 2023, and Realty Income’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 22, 2023. Information about the directors and executive officers of Spirit, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Spirit’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2023, and Spirit’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 28, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Spirit or Realty Income using the sources indicated above.